Exhibit 2.1

AMENDMENT AGREEMENT

This Amendment Agreement (the “Agreement”) by and between PowerUp Acquisition Corp. (“PowerUp”), PowerUp Merger Sub Inc. (“Merger Sub”), Srirama Associates, LLC (“Sponsor”), Ryan Bleeks (“Seller Representative”) and Visiox Pharmaceuticals, Inc. (“Visiox”) is dated and effective as of this 6th day of June 2024. Each of PowerUp, Merger Sub, Sponsor, Seller Representative and Visiox are a “Party,” and collectively, the “Parties.”

RECITALS

WHEREAS, the Parties are parties to that certain Agreement and Plan of Merger dated as of December 26, 2023 (the “Merger Agreement”).

WHEREAS, Section 7.1 of the Merger Agreement provides for certain termination rights if the conditions to the Closing set forth in Article VI of the Merger Agreement are not satisfied or waived by May 31, 2024 (the “Outside Date”).

WHEREAS, the Parties acknowledge that the conditions to the Closing set forth in Article VI of the Merger Agreement cannot be satisfied or waived by the Outside Date.

WHEREAS, the Parties believe it is in their collective best interests to extend the Outside date by amending the Merger Agreement accordingly.

NOW, THEREFORE, in exchange for the covenants and agreements contained in this Waiver, the sufficiency of which is acknowledged by the Parties, the Parties agree as follows:

AGREEMENT

1. Acknowledgment. The recitals set forth above are and for all purposes shall be interpreted as being an integral part of this Agreement, constituting acknowledgments and agreements by and between the Parties hereto, and are incorporated in this Agreement by this reference.

2. Definitions. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement.

3. Amendments. Pursuant to Section 9.9 of the Merger Agreement, the Parties hereby agree the following Amendments:

a. Outside Date Amendment. Section 7.1(b) of the Merger Agreement shall be replaced in its entirety with the following:

(b) by written notice by the Purchaser or the Company if any of the conditions to the Closing set forth in Article VI have not been satisfied or waived by June 30, 2024 (the “Outside Date”); provided, however, the right to terminate this Agreement under this Section 7.1(b) shall not be available to a Party if the breach or violation by such Party or its Affiliates of any representation, warranty, covenant or obligation under this Agreement was the cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date;

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b. Increase Purchaser Indebtedness Cap. Section 5.3(b)(iv) of the Merger Agreement shall be replaced in its entirety with the following:

(iv) incur, create, assume, prepay or otherwise become liable for any Indebtedness (directly, contingently or otherwise) in excess of $25,000 individually or $100,000 in the aggregate, make a loan or advance to or investment in any third party, or guarantee or endorse any Indebtedness, Liability or obligation of any Person (provided that this Section 5.3(b)(iv) shall not prevent the Purchaser from borrowing funds necessary to finance its ordinary course administrative costs and expenses and expenses incurred in connection with the consummation of the Merger and the other transactions contemplated by this Agreement (“Working Capital Loans”), up to an aggregate additional Indebtedness during the Interim Period of $2,000,000);

c. Elimination of Net Tangible Asset Test Requirement. Section 6.1(g) of the Merger Agreement shall be replaced in its entirety with the following:

(g) [Reserved].

d. Reduction of Minimum Cash Condition. Section 6.2(e) of the Merger Agreement shall be replaced in its entirety with the following:

(e) Minimum Cash Condition. Upon the Closing, the Purchaser shall have cash either remaining in the Trust Account (after giving effect to the completion and payment of the Redemption plus any excise tax imposed thereon) or available from the concurrent consummation of a PIPE, after giving effect to (i) the payment of Purchaser’s unpaid expenses or Liabilities, (ii) the payment of the Advisory Fee, (iii) the repayment of the Company Convertible Notes, and (iv) the repayment of the Working Capital Loans, at least equal to $1.00 (the “Minimum Cash Condition”).

e. Distribution Preparation Covenant. The following provision shall be added to the Merger Agreement as new Section 5.29:

5.29 Distribution Preparation. The Company shall use its best commercial efforts to complete all labeling and compliance requirements necessary to distribute its current product inventory to the extent reasonably acceptable to Purchaser no later than June 30, 2024 (the “Distribution Preparation Project”).

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f. Capital Raise Covenant. The following provision shall be added to the Merger Agreement as new Section 5.30:

5.30 Pre-Closing Capital Raise. On or before June 30, 2024, the Company shall raise capital in an amount no less than $500,000 on terms reasonably acceptable to Purchaser (the “Pre-Closing Capital Raise”). Of the proceeds raised in the Pre-Closing Capital Raise, $350,000 shall be allocated to completing the Distribution Preparation Project. Any remaining proceeds from the Pre-Closing Capital Raise shall be allocated in a manner mutually agreeable to the Company and Purchaser.

g. Expense Control. The following provision shall be added to the Merger Agreement as new Section 5.31:

5.31 Expense Control. Notwithstanding anything to the contrary set forth in this Agreement, from May 30, 2024 until immediately following the Closing, with the exception of ordinary payroll processing, the Company shall not make any expenditures in excess of $1,000 without the express approval of Purchaser, which such approval shall not be unreasonably withheld.

4. Integration. The terms set forth in Article 9 of the Merger Agreement are hereby integrated into this Waiver as if they were contained herein.

[Remainder of Page Intentionally Left Blank; Signature Page Follows]

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IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

POWERUP:

POWERUP ACQUISITION CORP.

By:	/s/ Suren Ajjarapu
Suren Ajjarapu, Chief Executive Officer

MERGER SUB:

POWERUP MERGER SUB INC.

By:	/s/ Suren Ajjarapu
Suren Ajjarapu, Chief Executive Officer

SPONSOR:

SRIRAMA ASSOCIATES, LLC

By:	/s/ Suren Ajjarapu
Suren Ajjarapu, President

VISIOX:

VISIOX PHARMACEUTICALS, INC.

By:	/s/ Ryan Bleeks
Ryan Bleeks, Chief Executive Officer

SELLER REPRESENTATIVE:

/s/ Ryan Bleeks
Ryan Bleeks

[Signature Page to Amendment Agreement]

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